

November 2, 2020

Jason Remillard
Chief Executive Officer
Data443 Risk Mitigation, Inc.
101 J Morris Commons Lane
Suite 105
Morrisville, NC 27560

> **Re: Data443 Risk Mitigation, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed April 17, 2020**
> **File No. 000-30542**

Dear Mr. Remillard:

We have reviewed your September 25, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2020 letter.

Form 10-K for the Year Ended December 31, 2019

Financial Statements
Note 3: Intellectual Property, page 39

1. We note in your response to comment 1 that you state that you acquired one identifiable asset, software. However, we also note that you acquired accounts receivable and liabilities related to existing DataExpress clients and that you acquired the trademarked name, DataExpress in conjunction with the acquisition. These factors support a conclusion that a business was acquired. Refer to the guidance in ASC 805-10-55-4 - 55-9. Revise to account for the transaction as a business combination under ASC 805 and provide all financial statements required pursuant to Rule 8-04 of Regulation S-X and Article 11 pro forma financial information for the business combination.

2.   We note that your included proposed disclosure revisions in response to comment 2.
Please expand the disclosure to address changes in assumptions that resulted in the
decrease in fair value, such as the reason for the decrease in fair value under your income
approach.

You may contact Claire DeLabar, Staff Accountant at 202-551-3349 or Robert
Littlepage, Accountant branch Chief at 202-551-3361 if you have questions regarding comments
on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology